FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of July, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                                HSBC HOLDINGS PLC
                        2007 INTERIM RESULTS - HIGHLIGHTS


- Total operating income up 23 per cent to US$42,092 million (US$34,334 million in the first half of 2006).

For the half-year:

- Net operating income up 14 per cent to US$32,147 million (US$28,295 million in the first half of 2006).

- Group pre-tax profit up 13 per cent to US$14,159 million (US$12,517 million in the first half of 2006).

- Profit attributable to shareholders of the parent company up 25 per cent to US$10,895 million (US$8,729 million in the first half of 2006).

- Return on average invested capital of 18.4 per cent (17.2 per cent in the first half of 2006).

- Basic earnings per ordinary share up 22 per cent to US$0.95 (US$0.78 in the first half of 2006).

Dividend and capital position:

- Second interim dividend for 2007 of US$0.17 per ordinary share which, together with the first interim dividend for 2007 of US$0.17 per ordinary share already paid, represents an increase of 13 per cent over the first and second interim dividends for 2006.

- Tier 1 capital ratio of 9.3 per cent and total capital ratio of 13.2 per cent.

HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$14,159 MILLION

HSBC made a profit before tax of US$14,159 million, an increase of US$1,642 million, or 13 per cent, over the first half of 2006.

Net interest income of US$18,230 million was US$1,499 million, or 9 per cent, higher than the first half of 2006.

Net operating income before loan impairment charges and other credit risk provisions of US$38,493 million was US$6,308 million, or 20 per cent, higher than the first half of 2006.

Operating expenses of US$18,611 million rose US$2,472 million, or 15 per cent, compared with the first half of 2006. On an underlying basis and expressed in terms of constant currency, operating expenses increased by 10 per cent.

HSBC's cost efficiency ratio was 48.3 per cent compared with 50.1 per cent in the first half of 2006.

Loan impairment charges and other credit risk provisions were US$6,346 million in the first half of 2007, US$2,456 million higher than the first half of 2006.

The tier 1 capital and total capital ratios for the Group remained strong at 9.3 per cent and 13.2 per cent, respectively, at 30 June 2007.

The Group's total assets at 30 June 2007 were US$2,150 billion, an increase of US$290 billion, or 16 per cent, since 31 December 2006.

Geographical distribution of results


Profit before tax

                                                   Half-year to
                                30Jun07                 30Jun06                 31Dec06
                       US$m           %        US$m           %        US$m           %

Europe                4,050        28.6       3,600        28.8       3,374        35.3
Hong Kong             3,330        23.5       2,654        21.2       2,528        26.4
Rest of Asia-Pacific  3,344        23.6       1,657        13.2       1,870        19.5
North America         2,435        17.2       3,741        29.9         927         9.7
Latin America         1,000         7.1         865         6.9         870         9.1

                     14,159       100.0      12,517       100.0       9,569       100.0

Tax expense          (2,645)                 (3,272)                 (1,943)

Profit for the year  11,514                   9,245                   7,626

Profit attributable
  to shareholders of
  the parent
  company            10,895                   8,729                   7,060
Profit attributable
  to minority
  interests             619                     516                     566

Distribution of results by customer group

Profit before tax
                                                  Half-year to
                                 30Jun07               30Jun06                 31Dec06
                        US$m           %        US$m         %         US$m          %

Personal Financial
  Services             4,729        33.4       5,908      47.2        3,549       37.1
Commercial Banking     3,422        24.2       2,862      22.9        3,135       32.8
Corporate, Investment
  Banking and Markets  4,158        29.4       3,144      25.1        2,662       27.8
Private Banking          780         5.5         600       4.8          614        6.4
Other                  1,070         7.5           3         -         (391)      (4.1)

Total                 14,159       100.0      12,517     100.0        9,569      100.0



Statement by Stephen Green, Group Chairman

HSBC produced record results for the first half of 2007, delivering profit before tax of US$14.2 billion, up 13 per cent, and earnings per share of US$0.95, up 22 per cent.

The Directors have approved a second interim dividend of US$0.17 per share, which will be payable on 4 October 2007 with a scrip alternative, in accordance with our planned schedule of quarterly dividends.

The results were driven by excellent performances across Asia, and in Corporate, Investment Banking and Markets ('CIBM'), and Commercial Banking, which offset the impact of higher consumer finance impairment charges in the US and a challenging environment for our personal business in Europe.

Our results benefited from two specific items. First, we recognised a gain of US$1 billion in attributable profit, as a result of the dilution of our holdings in our mainland China associates. Excluding this exceptional gain, profit before tax rose by 5 per cent and attributable profit by 13 per cent. Second, our effective tax rate was unusually low at 18.7 per cent in this period. The following commentary excludes the impact of the dilution gain.

Revenues grew by US$5.2 billion, or 16 per cent, against cost growth of US$2.5 billion, or 15 per cent, contributing to an improved cost-efficiency ratio of
49.7 per cent.

Asia drove profit growth, with Hong Kong ahead by 25 per cent and the Rest of Asia-Pacific by 37 per cent. Latin America and Europe delivered results ahead of the prior year period by 16 per cent and 13 per cent respectively. As expected, North America was lower by 35 per cent as a consequence of higher impairment reserves. It is worth noting that our results for the first half of 2006 benefited from exceptionally low impairment charges in the US as a result of changes in US bankruptcy law.

At a customer group level, Commercial Banking delivered pre-tax profits 20 per cent ahead of last year, and both CIBM and Private Banking were at least 30 per cent ahead. Our Personal Financial Services businesses in Asia also delivered very strong results, with pre-tax profits 38 per cent ahead of the interim stage last year. However, pre-tax profits in Personal Financial Services as a whole declined 20 per cent overall compared with the first half of 2006, owing to challenging conditions in the UK and to the weaknesses we have already highlighted in our US correspondent mortgage business. The actions taken to restructure and manage down our exposure in this business are progressing well. The charge for impairments was lower than in the second half of last year and, importantly, was in line with our expectations.

Within these results, the Group's Insurance operations made a significant contribution and we see insurance as a growth opportunity for the future.

From a strategic perspective, these results illustrate the value we are creating from our position as the world's largest and most profitable international emerging markets bank, and from our unique global reach which allows us to act as a bridge between developed and developing markets for our customers.

The strong growth we achieved in operating revenues reflects our focus on seeking out growth markets and has allowed us to continue to invest in organic expansion while maintaining a strong capital position and growing dividends to shareholders.

Average invested capital rose by US$17 billion as we pursued expansion opportunities around the world. Our tier one capital ratio remained strong at
9.3 per cent. We see this as a competitive advantage, particularly in the current economic environment, and in light of the opportunities we see to deploy this capital within our businesses.

In an increasingly globalised world, the success we have reported today is supported by the integrity that is part of our global brand, and which we believe constitutes a distinct competitive advantage. In less than a decade, we have made 'HSBC' the 23rd most valuable brand in the world, according to Interbrand, and we are the fastest growing financial services brand. We will continue to invest in developing our brand and the experience it promises for the customers and communities we serve around the world. We will also extend our brand to new markets and new business streams.

As I set out earlier this year, we are refocusing our business to make the most of the opportunities presented by three major trends that are reshaping the world economy. First, emerging markets are growing faster than mature economies. Second, world trade is growing significantly faster than world GDP. Third, longevity is increasing around the world.

As a result, we have positioned our business so that it is broadly balanced between Asia, Latin America, the Middle East and other developing economies, and slower-growing developed economies. As the world economy evolves, and trade and investment flows from and into emerging markets expand, HSBC has an excellent platform for growth. It is the linkages between our business operations across 83 countries and territories which deliver unique revenue opportunities and a distinctive competitive position. Increasing longevity is also creating opportunities to grow our insurance and retirement businesses. All these factors contributed to the growth we delivered in the first half of 2007.

I want to thank all my colleagues for their contribution to these results. Our progress is clear evidence of the value we are delivering through our strategy of joining up the company for our customers, our shareholders and our people.

As the world's local bank, our responsibilities extend beyond how successfully we run our business. Climate change is one of the most significant issues of our time, which is why we announced in May the US$100 million HSBC Climate Partnership, working with four world-class organisations to support initiatives by individuals, businesses and governments around the world to address this issue. I am also delighted that Sir Nicholas Stern - author of the Stern Report on the economics of climate change - has agreed to become an adviser on economic development and climate change to HSBC.

Outlook

The world economy remains remarkably buoyant. There is growing evidence of economic decoupling, with US weakness not constraining economic activity elsewhere. Even in the US, which faces considerable housing and sub-prime-related difficulties, consumer spending has remained encouragingly robust and the labour market has been firm. The financial markets continue to enjoy record levels of activity, though muted in the past couple of months by nervousness about credit markets, and more sophisticated product structuring and risk management services are enabling the diversification and spread of risk on an unprecedented scale. This buoyancy is supporting economic activity.

We estimate that global growth this year will be close to last year's 3.8 per cent. We believe emerging markets will remain particularly strong, stimulating global demand for capital goods, providing an economic boost to Germany, Japan and other major exporters. The weakness in the housing market is likely to hold back US growth for 2007, which may be as low as 2 per cent.

There are risks, however. Excess liquidity in global financial markets could lead to further asset price dislocation. Perceptions of risk can change very rapidly, affecting both credit spreads and liquidity, and history shows that when market participants simultaneously seek to adjust risk exposures, market instability can follow. Among the potential triggers are higher global interest rates with a return to higher inflation, moves towards protectionism and greater spillover effects from US housing market weakness. HSBC has always emphasised balance sheet strength to maintain strong liquidity and a sound capital base to take advantage of opportunities that arise in such circumstances. We remain cautious in our risk appetite.

Our strategy is clear. We have well diversified earnings by both geography and customer. Our distribution network provides compelling opportunities for serving our customers around the world. We will continue to improve both customer experience and operating efficiency through technology, especially in our direct channels. The outlook for HSBC is buoyed by our expectation of continuing strong growth in our developing markets businesses and their greater linkages internationally. We are on a journey with great opportunities to build on our strong current position, and I look forward to reporting our future progress.

Review by Michael Geoghegan, Group Chief Executive

Our first half results demonstrate sustainable growth and significant progress in working through the challenges of sub prime lending, whilst also unlocking real value from our world class distribution network through Joining Up The Company.

The world's largest and most profitable international emerging markets bank

Our emerging markets operations continue to perform exceptionally well. We prioritise investment in growing these businesses organically and we continue to extract value from strategic investments - this month our integration of Grupo Banistmo continued as we rebranded operations to HSBC in five Latin American countries.

We have a strong presence in the world's most dynamic economies. In the BRIC countries - forecast to account for 40 per cent of world growth by 2025 - we are the largest international bank in mainland China, the second largest and growing impressively in India, and the third largest in Brazil. In Russia, we received a banking licence in May to start retail banking activities.

Joining up the company for our customers

The breadth of our international network means we can offer our customers compelling global propositions that cannot be matched by purely domestic or regional competitors. Increasingly, we are joining up our businesses for our customers across borders and across businesses. Our CIBM business achieved record results for the period by successfully executing its emerging markets-led and financing-focused strategy. Our Commercial Banking business also grew strongly as customers benefited from our international orientation and the direct channels we are building for them.

Personal Financial Services profit before tax declined by 20 per cent, largely as a consequence of our experience with sub-prime correspondent mortgages in the US and weakness in the UK. Meanwhile in Asia, pre-tax profit grew 38 per cent.

We are increasingly connecting this business globally and in May rolled-out in 35 countries our market-leading Premier proposition - a signature account for international HSBC Premier customers. First indications are encouraging and there is an opportunity to gain significant global market share in this valuable segment. We believe that, over time, we will add four million new mass-affluent customers.

Private Banking achieved very strong results and continued to leverage closer links with other customer groups, particularly Commercial Banking, generating almost US$2 billion in total client assets from referrals. When our investment business recently launched the first multi-manager Chinese equity fund in Hong Kong, we were able to raise over US$1 billion from our retail and private banking customer base in the region.

We also benefit from the ability to deliver global world-class propositions for our customers through the effective use of our technology. By building core systems for use across the Group, we can share the development and support costs across our operations, close down old systems, and share best practice in sales and service.

In our cards business, the introduction of our Whirl global credit card platform across the world, which now services 86 million accounts across 16 countries, has allowed us to improve services for our card customers and to cut our IT costs per account by 16 per cent. We are adding 40,000 credit card customers to the system each day.

We are also introducing a new personal and business internet platform across the Group. This has been implemented in 25 countries so far. Internet sales have risen 68 per cent compared to the first half of 2006. The new infrastructure is allowing us to launch new services, including direct banking. Following earlier successes in the US and Taiwan, HSBC Direct, our online direct banking and savings proposition, was launched in South Korea and Canada during the first half of 2007. In Asia, the service has attracted over 120,000 customers, with total savings balances exceeding US$900 million. The US business has continued to perform strongly; online savings balances have now reached US$12 billion with over 225,000 new accounts added this year. One of the compelling features of the HSBC Direct model is that it allows us to attract new customers who we do not reach through our existing channels. We continue to develop the HSBC Direct model, with a view to rolling it out in other markets.

In Latin America, we are introducing HSBC's systems into the newly-acquired Grupo Banistmo companies, starting with Panama. We are also implementing HSBCnet throughout Latin America to provide a full cash management system across the region.

Number one international bank in Asia

We produced record results in Asia. Profit before tax grew impressively in all our major markets, with our operations in Hong Kong up by 25 per cent, our businesses in mainland China by 69 per cent, in India by 39 per cent, in Indonesia by 115 per cent, in Malaysia by 13 per cent and in Singapore by 44 per cent.

Hong Kong produced very strong results. As a result of its leading position in wealth management, our business there was well-positioned to benefit from the buoyant stock market activity during the period and the steady flow of mainland China companies listing on the Hong Kong Stock Exchange. We also continued to leverage our position as the leading financial institution in Hong Kong in trade finance and in insurance. Increased foreign investment through Hong Kong into mainland China boosted Hong Kong's services and property sectors, and provided further opportunities for HSBC to generate revenue growth.

Strong domestic interest in stock market investments within mainland China also encouraged listings on the Shanghai Stock Exchange during this period, and our three associates, Bank of Communications, Ping An Insurance and Industrial Bank, all successfully raised new capital. The resulting dilution of our interests was considerably less than our share of the new monies raised, and our results reflect aggregate gains at the attributable profit level of some US$1 billion, or US$0.09 per share, which should be regarded as exceptional.

We reinforced HSBC's position as the leading international bank in mainland China. Our domestic operations in mainland China, following local incorporation, grew strongly, with deposit and asset growth of over 50 per cent and 26 per cent respectively, compared with the same period last year. Pre-tax profits grew by 69 per cent to US$473 million. We added seven outlets to what is already the largest international branch network and recruited over 800 new staff to support business growth.

In India, strong performance in CIBM drove the 39 per cent rise in profit before tax. We significantly expanded our customer base and continued to invest heavily in growing our business organically, particularly in consumer finance, while maintaining a largely unchanged cost efficiency ratio at 55 per cent.

In Indonesia, where we are also investing in developing our consumer finance business and opened 20 new outlets in the period, profit before tax grew 115 per cent to US$58 million. In Vietnam, a market with great long-term potential, we agreed to increase our stake in Techcombank and we are also growing our own business rapidly there. We grew profit before tax by 117 per cent to US$21 million in the first half, and increased headcount by a third.

Across Asia as a whole, our Commercial Banking business performed very well, thanks in part to our success in growing the customer base. Commercial Banking customers in Asia have increased by 6 per cent in the past year, with particularly strong growth in mainland China and South Korea.

Our success in Asia is being driven in large part by our success in joining up the Group to leverage skills transfer and international reach. In particular, in our investment business, our Asian operations are capturing the leading share of securities services revenues from custody and administration for international funds groups. Reciprocally, we are producing developing market products, both for our own asset management group and for third parties to distribute in the developed world. Similar linkages exist in capital markets activities, remittance services, cross-referral of commercial customers transacting overseas and in consumer finance expansion throughout Asia.

Integration and development in Latin America on track

Profit before tax for Latin America grew by 16 per cent. From a handful of offices a decade ago to some 4,000 in the region today, our operations now account for 8 per cent of Group profit. We are one of the largest international banks in the region, and we continue to develop our businesses in our major markets in Mexico, Brazil, Argentina and now across Central America.

This was the first complete half-year contribution from Grupo Banistmo, the leading bank in Central America, following its acquisition in 2006. Pre-tax contribution of US$49 million was in line with our expectations and integration is proceeding well.

Improved credit performance in Brazil, coupled with strong asset growth contributed to pre-tax profit growth of 43 per cent. Growth in secured lending and invoice financing has set the scene for sustained revenue growth, and insurance sales in the existing customer base were also stronger.

Revenue growth in Mexico remained strong at just over 23 per cent as we improved market share. We have built a highly successful business in the last five years, which has already returned profits in excess of our total investment. In the first half of 2007, customer acquisition grew at a higher rate than forecast, and related costs affected profits through a rise in provisions which largely offset the expansion in revenues. HSBC in Mexico continued to build market share with credit cards, Tu Cuenta packaged accounts and Premier accounts all growing by over 45 per cent compared with the previous year.

In Argentina, the successful integration of Banca Nazionale del Lavoro, a well-timed acquisition in May 2006, contributed to a 14 per cent rise in pre-tax profits to US$95 million. Once again, CIBM, working with local management, helped HSBC in Argentina maintain leading positions in foreign exchange and trade services for multinational companies operating there.

Benefiting from organic growth in the Middle East

Our Middle East businesses, excluding Saudi Arabia, grew strongly, with profit before tax up by 31 per cent. Our operations in the United Arab Emirates and in Egypt performed well as the region expanded its infrastructure development and its outward investment, supported by sustained high oil prices.

Commercial Banking enjoyed higher revenues as a result of the region's high growth and increased trade flows. High liquidity in the region and demand from institutional customers led to strong sales of structured derivatives and other products in CIBM.

The rollout of additional branches and customer service units, the expansion of the direct sales force and sales of Premier products drove increased personal customer numbers and higher revenues.

The contribution from Saudi Arabia was, however, lower as the stock market declines which occurred in the second half of last year dampened market activity in the first half of 2007.

Europe: investing in emerging markets and strong returns from UK Commercial Banking

Within emerging Europe, profits in Turkey grew by 34 per cent, even as we opened 25 new branches and installed 101 ATMs to develop our retail platform. Further expansion is planned for the second half of the year. We obtained a licence to begin retail business in Russia, where we aim to open over 35 branches in the next three years.

We intend to expand our operations in Poland, the Czech Republic and Slovakia for personal customers, and we are looking at other markets in Central and Eastern Europe. We will also be opening more branches in Armenia, expanding in Kazakhstan, and we have applied for a licence to begin operations in Georgia.

In continental Europe, our French operations were strongly ahead of the comparable prior period, with profits growing by US$219 million, driven by CIBM revenue growth.


UK Commercial Banking continued to perform well. Profit before tax rose 18 per cent, our customer base expanded, and we are now the bank most recommended by our start-up customers. Investment in technology is improving customer service and productivity; the successful positioning of Business Direct has attracted over 40,000 customers since its launch in September 2006, of which 60 per cent are new to the Group.

Our Personal Financial Services business in Europe was, however, 34 per cent down on the comparable period in 2006. This was largely due to two factors. First, a deliberate reduction in credit exposure to sectors whose pricing, in our view, inadequately reflects risk. Second, the impact in the UK of unauthorised overdraft fee refunds, which increased our costs by US$236 million. This is an industry-wide issue and the size of the refunds that we have made demonstrate our commitment to treating our customers in a fair and transparent manner. Indeed, we very much welcome the agreement with the OFT to take the case to court to achieve legal clarity and a resolution for our customers and our business. In Group terms, our Personal Financial Services business in the UK typically represents less than 7 per cent of our worldwide profits.

Nevertheless, this remains a highly challenging operating environment. We continue to focus on customer acquisition and retention, and we see growth opportunities in wealth management and insurance to counterbalance the challenges posed by competition and regulation for current account pricing.

We grew strongly in packaged fee-based accounts, in Premier accounts, and in retail savings products, which helped to offset the reduction in lending margin. Average savings balances increased by 14 per cent in the first half to US$83 billion. In First Direct we have the UK's most recommended bank - for every one of the 15 years the measure has existed - and we will learn from its expertise as we build direct channels around the world.

Good progress in managing down the Mortgage Services portfolio in North America

Within North America, our Canadian and Bermudian businesses grew pre-tax profits by 22 per cent and, although our US businesses were 43 per cent below the pre-tax performance achieved in the first half of 2006, they recovered strongly against the second half of last year, delivering pre-tax profits of US$1.8 billion - an improvement of US$1.5 billion.

This recovery in profitability reflected the success of the steps we have taken to manage loss exposure within the correspondent channel mortgage business. There was no significant change to the levels of loan impairment reserves established at the end of last year. Credit impairment charges in Mortgage Services in the half year were US$760 million and we wrote off loans of US$715 million against allowances already raised. As a result our impairment allowances remained largely unchanged at US$2.1 billion. We have stopped underwriting sub-prime mortgages within the Mortgage Services correspondent business, centralised collection activities at one centre for the most at-risk customers, made management changes in key accountabilities, and put in place a proactive calling programme to reach out to customers facing interest rate resets in the coming months. In contrast to many lenders, we are able to manage these relationships directly because we own the loan and the servicing. This means that we can have a more positive dialogue with customers and can actively manage our portfolio in this challenging environment.

Since we started the contact programme at the end of 2006, we have contacted 19,000 customers, and have modified the loans for over 5,000 of them, benefiting both our customers and our business.

With the benefit of a resilient US economy, we have managed down the Mortgage Services exposure to US$41.4 billion, a reduction of some US$8 billion from the beginning of the year, a trend we hope to continue in the second half. We have also managed down the value of resets in the Mortgage Services portfolio due in the second half by almost a quarter to US$5.3 billion.

Elsewhere in US consumer finance, the remaining US businesses continued to meet expectations, led by branch-based consumer lending. There is growing evidence that the reduction of capacity in the sub-prime mortgage industry, coupled with curtailment of most of the structured 'affordability' products offered, are leading to more disciplined underwriting and pricing across the industry. This is reducing acquisition costs and improving customer retention. As a result, our US consumer finance revenues were 2 per cent and 5 per cent higher compared with the first and second halves of 2006, respectively.

In our US retail bank, we continued to expand outside of residential mortgage lending. We are growing our branch network in California, Connecticut, New Jersey, Florida and the Metro DC Area, and continuing to roll out HSBC Direct, our highly successful online business.

Record results in CIBM reflecting focus on emerging markets and financing

Our strategy of positioning our CIBM business as emerging markets-led and financing-focused is paying off, with profits growing by 32 per cent to a new high of US$4 billion. Asian (including Middle Eastern) and Latin American operations contributed 49 per cent of CIBM's pre-tax profits in the first half of 2007.

In Asia, success in financing and providing structuring and hedging solutions for the growing investment flows into and from the region, together with growth in traditional foreign exchange and securities activities, delivered an additional US$479 million of pre-tax profits, a rise of 36 per cent. Europe also achieved strong growth as CIBM's product hubs in London and Paris delivered a full spectrum of products both within Europe and to the global HSBC network.

Especially encouraging was the growing number of notable mandates in sizeable cross-border financing transactions which leveraged HSBC's presence in both countries. These included: Saudi Basic Industries Corp.'s US$11.6 billion acquisition of GE Plastics; Singapore Telecommunications Ltd.'s US$758 million acquisition of 30 per cent of Warid Telecom (Pvt) Ltd. of Pakistan; National Titanium Dioxide Co. of Saudi Arabia's US$1.2 billion acquisition of Lyondell Chemical Co.'s inorganic chemicals business in the US; and Dubai Drydocks' S$650 million acquisition of Pan-United Marine Ltd. of Singapore.

HSBC also acted as lead arranger of financing facilities for Macquarie of GBP1.8 billion for the acquisition of O2 Airwave and GBP3.4 billion for the acquisition of National Grid Wireless.

We were pleased to be recognised in industry awards: HSBC was named global 'Best Risk Management House' in the Euromoney magazine 2007 Awards for Excellence. We also won global 'Best Cash Management House' in the Euromoney awards. In debt capital markets HSBC ranked first in the Asian local currency Bloomberg bond league table, first in the sterling bond league table and sixth in the international bond league table.

Developing our income stream in Insurance

Less than 15 per cent of HSBC customers currently take an insurance product from us. Our insurance operations across our customer groups are making an important contribution to the Group and we believe that insurance has the potential over time to represent a fifth of Group pre-tax profits.

We have started our work towards this by strengthening the management team and launching the 'HSBC Insurance' brand, repositioning for growth and aiming to be a top-10 player. We are committed to the life pensions and investments business and to working with preferred strategic partners in general insurance, and to raising the Group's retention levels.

We announced three insurance deals in three months. In France, where we are building our life, pensions, investments and retirement services business, we acquired the remaining 50 per cent of Erisa, the life, property and casualty insurer, from our former joint venture partner, Swiss Life, for a consideration of EUR229 million.

In the UK, HSBC Bank plans to partner with Aviva to create a joint venture under the 'HSBC Insurance' brand.

In India, we plan to create a joint venture life insurance company - Canara HSBC Life Insurance - with Canara Bank and the Oriental Bank of Commerce. The new company will have access to the customers of both banks - 40 million people in total - and provides a platform for growth in India's growing life insurance market.

Global wealth creation supporting strong growth in private banking

Given the strong economic background and buoyant property and stock markets in many parts of the world, increasing wealth accumulation drove strong growth in client assets and sales of structured investment products within our private banking operations. Client assets grew by 11 per cent to reach US$370 billion. Fee revenues within the private bank were up by 15 per cent to a record US$811 million. In part, this reflected improved cooperation between our commercial bank and the private bank in terms of customer referral, and the use of our in-house structuring capabilities in CIBM to build the products demanded by the private bank's customers.

Global credit environment

Apart from US sub-prime mortgages, the credit environment generally remained favourable globally in the first half of the year, with continuing low levels of impairment emerging across our corporate and commercial lending books. Encouragingly, the more recent underwriting of unsecured personal lending in the UK has performed better, although credit impairment has remained at the elevated levels experienced in the past two years.

High levels of liquidity and demand for higher yielding debt, combined with investor appetite for higher leverage, have historically supported the restructuring of corporate balance sheets. We remain alert, however, to the probability of a change in sentiment, in particular as risk premia are rising and interest rates move on an upward trend across much of the world.

A clear way forward

The management team has a clear strategy to execute and we have produced strong results for the half-year. We will build on these results during the rest of the year. We are focused on growing revenues by joining up the company for the benefit of our customers. We are intent on slowing cost growth by using technology to re-engineer our processes in a meaningful way. We believe there is great potential to unlock further value from HSBC and we aim to do precisely that.


Financial Overview


       Half-year to                                                 Half-year to
         30Jun07                                           30Jun07       30Jun06       31Dec06
     GBPm         HK$m                                        US$m          US$m          US$m
                           For the period
    7,188      110,611     Profit before tax                14,159        12,517         9,569
                           Profit attributable to
                             shareholders of the parent
    5,531       85,112       company                        10,895         8,729         7,060
    3,143       48,372     Dividends                         6,192         5,270         3,499

                           At the period-end
   59,738      936,374     Total shareholders' equity      119,780       101,381       108,352
   68,347    1,071,319     Capital resources               137,042       116,636       127,074
  489,168    7,667,605     Customer accounts               980,832       833,742       896,834
1,072,485   16,810,965     Total assets                  2,150,441     1,738,138     1,860,758
  519,445    8,142,187     Risk-weighted assets          1,041,540       872,893       938,678

        GBP          HK$                                         US$           US$           US$
                           Per ordinary share
     0.48         7.42     Basic earnings                     0.95          0.78          0.62
     0.48         7.34     Diluted earnings                   0.94          0.77          0.62
     0.27         4.13     Dividends^                         0.53          0.46          0.30
     5.04        79.05     Net asset value                   10.10          8.71          9.24

                           Share information
                           US$0.50 ordinary shares
                             in issue                      11,713m       11,481m       11,572m
                           Market capitalisation          US$215bn      US$202bn      US$212bn
                           Closing market price per share  GBP9.15         GBP9.52         GBP9.31

                                                            Over 1        Over 3        Over 5
                                                              year         years         years
                           Total shareholder return to
                             30Jun07^^                       101.2         129.1         156.6
                           Benchmarks: FTSE 100              117.1         163.8         168.5
                           MSCI World                        124.2         161.4         197.2



     ^ The second interim dividend for 2007 of US$0.17 per ordinary share is translated at the closing rate on 30 June 2007 (see note 7 on page
          25). Where required, this dividend will be converted into sterling or Hong Kong dollars at the exchange rates on 24 September 2007 (see note 7 on page 25).

     ^^ Total shareholder return ('TSR') is as defined on page 282 of the Annual Report and Accounts 2006.



                                                    Half-year to
                                                30Jun07  30Jun06    31Dec06
                                                      %        %          %
Performance ratios
Return on average invested capital^                18.4     17.2       12.8
Return on average total shareholders' equity       19.1     18.1       13.4
Post-tax return on average total assets            1.19     1.12       0.88
Post-tax return on average risk-weighted assets    2.30     2.21       1.65

Efficiency and revenue mix ratios
Cost efficiency ratio                              48.3     50.1       52.5

As a percentage of total operating income:
- Net interest income                              43.3     48.7       49.7
- Net fee income                                   24.9     24.4       24.6
- Net trading income                               13.1     12.4       11.1

Capital ratios
- Tier 1 capital                                    9.3      9.4        9.4
- Total capital                                    13.2     13.4       13.5

^ Average invested capital is measured as average total shareholders' equity after adding back goodwill previously written-off directly to reserves, deducting average equity preference shares issued by HSBC Holdings and deducting average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities. This measure reflects capital initially invested and subsequent profit.



Consolidated Income Statement


     Half-year to                                               Half-year to
       30Jun07                                       30Jun07     30Jun06     31Dec06
   GBPm         HK$m                                    US$m        US$m        US$m

 22,116      340,348     Interest income              43,567      35,785      40,094
(12,862)    (197,934)    Interest expense            (25,337)    (19,054)    (22,339)
  9,254      142,414     Net interest income          18,230      16,731      17,755
  6,339       97,557     Fee income                   12,488      10,441      10,639
 (1,012)     (15,569)    Fee expense                  (1,993)     (2,061)     (1,837)
  5,327       81,988     Net fee income               10,495       8,380       8,802
                         Trading income excluding
  1,701       26,178       net interest income         3,351       3,112       2,507
                         Net interest income on
  1,097       16,874       trading activities          2,160       1,149       1,454
  2,798       43,052     Net trading income            5,511       4,261       3,961
                         Net income from financial
                           instruments designated at
    444        6,828       fair value                    874         260         397
                         Gains less losses from
    507        7,804       financial investments         999         493         476
                         Gains arising from dilution
    546        8,406       of interests in associates  1,076           -           -
    128        1,969     Dividend income                 252         222         118
                         Net earned insurance
  2,019       31,069       premiums                    3,977       2,834       2,834
    344        5,297     Other operating income          678       1,153       1,393
 21,367      328,827     Total operating income       42,092      34,334      35,736
                         Net insurance claims
                           incurred and movement in
 (1,826)     (28,117)      policyholders' liabilities (3,599)     (2,149)     (2,555)
                         Net operating income before
                           loan impairment charges
                           and other credit
 19,541      300,710       risk provisions            38,493      32,185      33,181
                         Loan impairment charges and
                           other credit risk
 (3,222)     (49,576)      provisions                 (6,346)     (3,890)     (6,683)
 16,319      251,134     Net operating income         32,147      28,295      26,498
                         Employee compensation and
 (5,295)     (81,480)      benefits                  (10,430)     (8,992)     (9,508)
                         General and administrative
 (3,565)     (54,856)      expenses                   (7,022)     (6,065)     (6,758)
                         Depreciation of property,
   (415)      (6,382)      plant and equipment          (817)       (748)       (766)
                         Amortisation of intangible
   (173)      (2,672)      assets                       (342)       (334)       (382)
 (9,448)    (145,390)    Total operating expenses    (18,611)    (16,139)    (17,414)
  6,871      105,744     Operating profit             13,536      12,156       9,084
                         Share of profit in
                           associates and joint
    317        4,867       ventures                      623         361         485
  7,188      110,611     Profit before tax            14,159      12,517       9,569
 (1,343)     (20,663)    Tax expense                  (2,645)     (3,272)     (1,943)
  5,845       89,948     Profit for the period        11,514       9,245       7,626
                         Profit attributable to
                           shareholders of the
  5,531       85,112       parent company             10,895       8,729       7,060
                         Profit attributable to
    314        4,836       minority interests            619         516         566

Consolidated Balance Sheet

        At 30Jun07                                At 30Jun07  At 30Jun06    At 31Dec06
     GBPm         HK$m                                  US$m        US$m          US$m
                           ASSETS

                           Cash and balances at
    8,304      130,168       central banks            16,651      24,343        12,732
                           Items in the course of
                             collection from other
   11,547      180,990       banks                    23,152      12,425        14,144
                           Hong Kong Government
                             certificates of
    6,457      101,214       indebtedness             12,947      12,588        13,165
  211,782    3,319,641     Trading assets            424,645     299,295       328,147
                           Financial assets
                             designated at fair
   17,380      272,430       value                    34,849      16,855        20,573
   74,401    1,166,215     Derivatives               149,181     104,665       103,702
                           Loans and advances to
  107,049    1,677,977       banks                   214,645     162,482       185,205
                           Loans and advances to
  462,870    7,255,383       customers               928,101     814,209       868,133
  116,204    1,821,473     Financial investments     233,001     192,334       204,806
                           Interests in associates
    4,281       67,097       and joint ventures        8,583       7,795         8,396
                           Goodwill and intangible
   19,174      300,542       assets                   38,445      34,544        37,335
                           Property, plant and
    7,472      117,121       equipment                14,982      15,277        16,424
   17,040      267,088     Other assets               34,166      27,542        33,444
                           Prepayments and accrued
    8,525      133,624       income                   17,093      13,784        14,552
1,072,486   16,810,963     Total assets            2,150,441   1,738,138     1,860,758


        At 30Jun07                                         At 30Jun07  At 30Jun06    At 31Dec06
     GBPm         HK$m                                           US$m        US$m          US$m
                           LIABILITIES AND EQUITY

                           Liabilities
                           Hong Kong currency notes in
    6,457      101,213       circulation                       12,947      12,588        13,165
   64,223    1,006,676     Deposits by banks                  128,773      83,139        99,694
  489,168    7,667,605     Customer accounts                  980,832     833,742       896,834
                           Items in the course of
                             transmission to other
   10,144      158,999       banks                             20,339       9,532        12,625
  156,198    2,448,371     Trading liabilities                313,193     228,116       226,608
                           Financial liabilities designated
   37,886      593,860       at fair value                     75,966      64,354        70,211
   71,958    1,127,933     Derivatives                        144,284     103,660       101,478
  114,328    1,792,064     Debt securities in issue           229,239     209,309       230,325
    1,488       23,327     Retirement benefit liabilities       2,984       3,722         5,555
   17,206      269,702     Other liabilities                   34,500      31,669        29,824
                           Liabilities under insurance
   18,418      288,691       contracts issued                  36,929      15,663        17,670
    8,407      131,779     Accruals and deferred income        16,857      12,584        16,310
    1,797       28,166     Provisions                           3,603       2,286         2,859
   11,722      183,741     Subordinated liabilities            23,504      20,404        22,672
1,009,400   15,822,127     Total liabilities                2,023,950   1,630,768     1,745,830

                           Equity
    2,921       45,787     Called up share premium              5,857       5,741         5,786
    3,907       61,242     Share premium account                7,834       7,236         7,789
   15,879      248,892     Other reserves                      31,838      26,394        29,380
   37,031      580,453     Retained earnings                   74,251      62,010        65,397
   59,738      936,374     Total shareholders' equity         119,780     101,381       108,352
    3,348       52,462     Minority interests                   6,711       5,989         6,576
   63,086      988,836     Total equity                       126,491     107,370       114,928
1,072,486   16,810,963     Total liabilities and equity     2,150,441   1,738,138     1,860,758



Consolidated Statement of Recognised Income and Expense

                                                                          Half-year to
                                                                30Jun07     30Jun06     31Dec06
                                                                   US$m        US$m        US$m

Available-for-sale investments:
- fair value gains/(losses) taken to equity                       1,162        (476)      2,058
- fair value gains transferred to income statement on
  disposal or impairment                                           (783)       (319)       (325)
Cash flow hedges:
- fair value gains taken to equity                                  395         147       1,407
- fair value changes transferred to income statement               (568)       (177)     (2,021)
Share of changes in equity of associates and joint ventures         186         (44)         64
Exchange differences                                              2,293       3,203       1,472
Actuarial gains/(losses) on defined benefit plans                 2,028       1,477      (1,555)
                                                                  4,713       3,811       1,100
Tax on items taken directly to equity                              (455)       (196)        152

Total income and expenses taken directly to equity
  during the period                                               4,258       3,615       1,252

Profit for the period                                            11,514       9,245       7,626

Total recognised income and expense for the period               15,772      12,860       8,878

Total recognised income and expense for the period
  attributable to:
- shareholders of the parent company                             14,950      12,292       8,235
- minority interests                                                822         568         643
                                                                 15,772      12,860       8,878


Consolidated Cash Flow Statement


                                                                 Half-year to
                                                   30Jun07       30Jun06        31Dec06
                                                      US$m          US$m           US$m
Cash flows from operating activities
Profit before tax                                   14,159        12,517          9,569

Adjustments for:
- non-cash items included in profit before tax       8,434         5,681          9,275
- change in operating assets                       (65,685)     (106,213)       (67,056)
- change in operating liabilities                  123,248       136,184        101,194
- elimination of exchange differences               (5,871)       (8,203)        (3,911)
- net gain from investing activities                (2,225)         (752)        (1,262)
- share of profits in associates and joint ventures   (623)         (361)          (485)
- dividends received from associates                   146            32             65
- contribution paid to defined benefit pension
  schemes                                             (970)         (236)          (311)
- tax paid                                          (2,217)       (1,983)        (2,963)

Net cash from operating activities                  68,396        36,666         44,115

Cash flows from investing activities
Purchase of financial investments                 (248,734)     (181,454)      (104,862)
Proceeds from the sale of financial investments    237,481       177,762         96,012
Purchase of property, plant and equipment             (965)         (803)        (1,597)
Proceeds from the sale of property, plant and
  equipment                                          1,368           915          1,589
Purchase of intangible assets                         (451)         (352)          (500)
Net cash outflow from acquisition of and increase
  in stake of subsidiaries                            (323)           (5)        (1,180)
Net cash inflow from disposal of subsidiaries            -            23             39
Net cash outflow from acquisition of and increase
  in stake of associates                                (9)         (208)          (377)
Proceeds from disposal of associates                     -           319            555

Net cash used in investing activities              (11,633)       (3,803)       (10,321)

Cash flows from financing activities
Issue of ordinary share capital                        116           414            596
Issuance of preference shares                            -           374              -
Net purchases and sales of own shares for
  market-making purposes                               220          (141)           187
Purchases of own shares to meet share awards
  and share option awards                             (807)         (526)           (49)
Own shares released on vesting of share awards
  and exercise of options                               58           137             36
Subordinated loan capital issued                       563         3,716          2,232
Subordinated loan capital repaid                       (87)         (273)          (630)
Dividends paid to the shareholders of the parent
  company                                           (3,591)       (3,202)        (2,725)
Dividends paid to minority interests                  (460)         (533)          (177)

Net cash used in financing activities               (3,988)          (34)          (530)

Net increase in cash and cash equivalents           52,775        32,829         33,264

Cash and cash equivalents at the beginning of the
  period                                           215,486       141,307        178,626
Exchange differences in respect of cash and cash
  equivalents                                        4,023         4,490          3,596

Cash and cash equivalents at the end of the
  period                                           272,284       178,626        215,486



Additional Information

1. Accounting policies

The accounting policies adopted by HSBC for these interim consolidated financial statements are consistent with those described on page 304 of the Annual Report and Accounts 2006.

2. Dividends

The Directors have declared a second interim dividend for 2007 of US$0.17 per ordinary share, a distribution of approximately US$1,991 million. The second interim dividend will be payable on 4 October 2007 to holders of ordinary shares on the Register at the close of business on 17 August 2007. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11:00am on 24 September 2007, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 29 August 2007, and elections must be received by 19 September 2007. As this dividend was declared after the balance sheet date, it has not been included in 'Other liabilities' at 30 June 2007.

The dividend will be payable on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 4 October 2007 to the holders of record on 17 August 2007. The dividend will be payable in cash, in euros at the forward exchange rate quoted by HSBC France on 24 September 2007, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 15 August 2007 and 22 August 2007.

The dividend on American Depositary Shares ('ADSs'), each of which represents five ordinary shares, will be payable on 4 October 2007 to holders of record on 17 August 2007. The dividend of US$0.85 per ADS will be payable in cash in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements will be mailed to holders on or about 24 August 2007. Elections must be received by the depositary on or before 14 September 2007. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

HSBC Holdings plc ordinary shares will be quoted ex-dividend in London, Hong Kong and Bermuda on 15 August 2007 and in Paris on 20 August 2007. The ADSs will be quoted ex-dividend in New York on 15 August 2007.


Dividends to shareholders of the parent company were as follows:


                         Half-year to                       Half-year to                       Half-year to
                              30Jun07                            30Jun06                            31Dec06
                                          Settled                            Settled                            Settled
                      Per                      in        Per                      in        Per                      in
                    share       Total       scrip      share       Total       scrip      share       Total       scrip
                      US$        US$m        US$m        US$        US$m        US$m        US$        US$m        US$m

Dividends declared
  on ordinary shares
Fourth interim divi-
  dend in respect
  of previous year  0.360       4,161       2,116      0.310       3,513       1,542          -           -           -
First interim divi-
  dend in respect
  of current year   0.170       1,986         712      0.150       1,712         248          -           -           -
Second interim
  dividend in res-
  pect of current
  year                  -           -           -          -           -           -      0.150       1,724         515
Third interim divi-
  dend in respect
  of current year       -           -           -          -           -           -      0.150       1,730         233

                    0.530       6,147       2,828      0.460       5,225       1,790      0.300       3,454         738

Quarterly dividends
  on ordinary
  share capital
March dividend      15.50          22                  15.50          22                      -           -
June dividend       15.50          23                  15.50          23                      -           -
September dividend      -           -                      -           -                  15.50          22
December dividend       -           -                      -           -                  15.50          23
                    31.00          45                  31.00          45                  31.00          45



3. Earnings and dividends per ordinary share


                                                                 Half-year to
                                                  30Jun07         30Jun06       31Dec06
                                                      US$             US$           US$

Basic earnings per ordinary share                    0.95            0.78          0.62
Diluted earnings per ordinary share                  0.94            0.77          0.62
Dividends per ordinary share                         0.53            0.46          0.30

Dividend payout ratio^                                 56%             59%           48%

     ^ Dividends per ordinary share expressed as a percentage of basic earnings per share.

Basic earnings per ordinary share was calculated by dividing the earnings of US$10,850 million by the weighted average number of ordinary shares outstanding, excluding own shares held, of 11,463 million shares (first half of 2006:
earnings of US$8,684  million and 11,148  million  shares;  second half of 2006:
earnings of US$7,015 million and 11,272 million shares).

                                                            Half-year to
                                                  30Jun07       30Jun06      31Dec06
                                                     US$m          US$m         US$m
Profit attributable to shareholders
  of the parent company                            10,895         8,729        7,060
Dividend payable on preference shares
  classified as equity                                (45)          (45)         (45)

Profits attributable to ordinary
  shareholders of the parent company               10,850         8,684        7,015

Diluted earnings per ordinary share was calculated by dividing the basic earnings by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on ordinary conversion of all the dilutive potential ordinary shares of 11,518 million shares (first half of 2006: 11,304 million shares; second half of 2006: 11,336 million shares).

4. Taxation

                                                              Half-year to
                                                   30Jun07     30Jun06      31Dec06
                                                      US$m        US$m         US$m

UK corporation tax charge                              476         536          114
Overseas taxation                                    1,937       2,254        2,298

Current taxation                                     2,413       2,790        2,412
Deferred taxation                                      232         482         (469)

Total charge for taxation                            2,645       3,272        1,943

Effective tax rate                                    18.7%       26.1%        20.3%

HSBC Holdings and its subsidiaries in the United Kingdom provided for UK corporation tax at 30 per cent (2006: 30 per cent). Overseas tax included Hong
Kong profits tax of US$495 million (first half of 2006: US$387 million; second half of 2006: US$364 million) provided at the rate of 17.5 per cent (2006: 17.5 per cent) on the profits for the period assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

Analysis of overall tax expense
                                                         Half-year to
                                                30Jun07         30Jun06     31Dec06
                                                   US$m            US$m        US$m

Taxation at UK corporate tax rate
  of 30 per cent (2006: 30 per cent)              4,248           3,756       2,870

Impact of overseas profits in principal
  locations taxed at different rates               (459)           (187)       (381)
Tax-free gains                                     (157)            (97)       (102)
Adjustments in respect of prior period
  liabilities                                      (152)             36        (142)
Low income housing credits                          (52)            (55)        (53)
Other items                                        (137)            (36)        (19)
Effect of profits in associate and joint ventures  (185)           (100)       (153)
Effect of previously unrecognised temporary
  differences                                      (211)            (45)        (77)
Impact of gains arising from dilution of
  interests in associates                          (250)              -           -

Overall tax charge                                2,645           3,272       1,943

5. Capital resources

                                                  At             At              At
                                             30Jun07        30Jun06         31Dec06
                                                   %              %               %
Capital ratios

Total capital ratio                             13.2           13.4            13.5
Tier 1 capital ratio                             9.3            9.4             9.4

                                                US$m           US$m            US$m
Composition of regulatory capital

Tier 1 capital:
Shareholders' equity                         119,780        101,381         108,352
Minority interests and preference shares       5,668          6,734           7,413
Innovative tier 1 securities                   9,874          9,601           9,932
Less
  Goodwill capitalised and intangible assets (37,547)       (33,992)        (36,489)
  Other regulatory adjustments                  (431)        (1,586)         (1,366)

Total qualifying tier 1 capital               97,344         82,138          87,842

Tier 2:
Reserves arising from revaluation of property
  and unrealised gains in available for sale
  Equities                                     3,653          2,040           2,982
Collective impairment allowances              11,735          9,087          11,077
Perpetual subordinated debt                    3,387          3,665           3,396
Term subordinated debt                        30,901         27,446          30,677
Minority and other interests in tier 2
  capital                                        425            425             425

Total qualifying tier 2 capital
  before deductions                           50,101         42,663          48,557

Unconsolidated investments^                   (9,883)        (6,441)         (7,512)
Investments in capital of other banks              -         (1,419)         (1,419)
Other deductions                                (520)          (305)           (394)

Total regulatory capital                     137,042        116,636         127,074

Total risk-weighted assets                 1,041,540        872,893         938,678


     ^    Mainly comprises investments in insurance entities.

The above figures were computed in accordance with the FSA's requirements.

6. Registers of shareholders

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day, on Friday 17 August 2007. Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00pm on Thursday 16 August 2007 in order to receive the second interim dividend for 2007, which will be payable on Thursday 4 October 2007. Transfers may not be made to or from the Hong Kong Overseas Branch Register while that Branch Register is closed.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00pm on Friday 17 August 2007 in order to receive the dividend.

Any person who has acquired shares registered on the Overseas Branch Register of shareholders in Bermuda but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00pm on Friday 17 August 2007 in order to receive the dividend.

Transfers of American Depositary Shares should be lodged with the depositary by 12 noon on Friday 17 August 2007 in order to receive the dividend.

7. Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the consolidated income statement and balance sheet are for information only. These are translated at the average rate for the period for the income statement and the closing rate for the balance sheet as follows:


                                                      Period ended
                                               30Jun07       30Jun06        31Dec06
Closing:                        HK$/US$          7.817         7.767          7.776
                                GBP/US$          0.499         0.542          0.509

Average:                        HK$/US$          7.812         7.758          7.769
                                  GBP/US$          0.508         0.559          0.543


8. Litigation

On 27 July 2007, the UK Office of Fair Trading issued High Court legal proceedings against a number of UK financial institutions, including HSBC Bank plc, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to unauthorised overdrafts (the 'Charges'). The proceedings were commenced with the agreement of all parties concerned. Proceedings are at a very early stage, and may (if appeals are pursued) take a number of years to conclude. A range of outcomes is possible, depending upon the Court's assessment of each Charge across the period under review.

HSBC Bank plc considers the Charges to be and to have been valid and enforceable, and intends strongly to defend its position. It is impossible at this stage to predict accurately the outcome of the litigation or whether the proceedings will have any financial impact, and if so the size of that impact but on the basis of facts currently available and the advice received the financial impact on HSBC is not considered to be material.

HSBC is party to legal actions in a number of jurisdictions including the UK, Hong Kong and the US, arising out of its normal business operations. HSBC considers that none of the actions is regarded as material, and none is expected to result in a significant adverse effect on the financial position of HSBC, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of such litigation. HSBC has not disclosed any contingent liability associated with these legal actions in aggregate because it is not practicable to do so.

9. Dealings in HSBC Holdings plc shares

Except for dealings as intermediaries by HSBC Bank plc, HSBC Financial Products (France) and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither the Company nor any subsidiaries has bought, sold or redeemed any securities of the Company during the six months ended 30 June 2007.

10. Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the Act). The Interim Report 2007 was approved by the Board of Directors on 30 July 2007. The statutory accounts for the year ended 31 December 2006 have been delivered to the Registrar of Companies in England and Wales in accordance with Section 242 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 237(2) or (3) of the Act.

This news release does not constitute the unaudited interim consolidated financial statements which are contained in the Interim Report 2007. The unaudited interim consolidated financial statements have been reviewed by the Company's auditor, KPMG Audit Plc, in accordance with the guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board. On the basis of its review, KPMG Audit Plc was not aware of any material modifications that should be made to the unaudited interim consolidated financial statements as presented for the six months ended 30 June 2007 in the Interim Report to the shareholders. The full report of its review is included in the Interim Report 2007 to the shareholders.

11. Forward-looking statements

This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'estimated', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

12. Corporate governance

HSBC is committed to high standards of corporate governance. HSBC Holdings plc has complied with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council throughout the six months to 30 June 2007.

HSBC Holdings plc has complied throughout the six months to 30 June 2007 with the applicable code provisions of the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of HSBC Holdings plc has adopted a code of conduct for transactions in HSBC Group securities by Directors that complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers ('Hong Kong Model Code') set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited save that The Stock Exchange of Hong Kong has granted certain waivers from strict compliance with the Hong Kong Model Code, primarily to take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period.

The Directors of HSBC Holdings plc are:

S K Green, Baroness Dunn*, Sir Brian Moffat*, M F Geoghegan, Lord Butler*, J D Coombe+, R A Fairhead+, D J Flint, W K L Fung*, J W J Hughes-Hallett+, Sir Mark Moody-Stuart+, G Morgan+, S W Newton+, S M Robertson+ and Sir Brian Williamson+.

* Non-executive Director

+ Independent non-executive Director

The Group Audit Committee has reviewed the interim results for the six months to 30 June 2007.

13. Interim Report

The Interim Report 2007 will be published on or about Friday 10 August 2007. Copies may be obtained from Group Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; Employee Communications, HSBC - North America, 2700 Sanders Road, Prospect Heights, Illinois 60070, USA; or from the HSBC Group website - www.hsbc.com.

A Chinese translation of the Interim Report 2007 may be obtained on request from Computershare Hong Kong Investor Services Limited, Hopewell Centre, Rooms 1806-1807, 18th Floor, 183 Queen's Road East, Wan Chai, Hong Kong.

The Interim Report 2007 will be available on the Stock Exchange of Hong Kong's website - www.hkex.com.hk.

Custodians or nominees that wish to distribute copies of the Interim Report 2007 to their clients may request copies for collection by writing to Group Communications at the address given above.

14. Final results for 2007

The results for the year to 31 December 2007 will be announced on Monday 3 March 2008.

15. Proposed interim dividends for 2007

The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for the third and fourth interim dividends payable on the ordinary shares in respect of 2007 are:


Third interim dividend for 2007

Announcement                                                  13 November 2007

American Depositary Shares quoted                             20 November 2007
  ex-dividend in New York

Shares quoted ex-dividend in London,                          21 November 2007
  Hong Kong and Bermuda

Record date and closure of Hong Kong                          23 November 2007
  Overseas Branch Register of shareholders
  for one day

Shares quoted ex-dividend in Paris                            26 November 2007

Payment date                                                   16 January 2008

Fourth interim dividend for 2007

Announcement                                                      3 March 2008

American Depositary Shares quoted                                19 March 2008
  ex-dividend in New York

Shares quoted ex-dividend in London,                             19 March 2008
  Hong Kong and Bermuda

Record date and closure of Hong Kong                             25 March 2008
  Overseas Branch Register of shareholders
  for one day

Shares quoted ex-dividend in Paris                               26 March 2008

Payment date                                                        7 May 2008


16. News release

Copies of this news release may be obtained from Group Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; HSBC Bank USA, 452 Fifth Avenue, New York, NY 10018, USA; HSBC France, Direction de la Communication, 103 avenue des Champs Elysees, 75419 Paris Cedex 08, France. The news release will also be available on the HSBC Group website - www.hsbc.com.


17. For further information contact:


London                                 Hong Kong
Richard Beck                           David Hall
Director of Group Communications       Head of Group Public Affairs (Asia)
Telephone: +44 20 7991 0633            Telephone: +852 2822 1133

Danielle Neben                         Gareth Hewett
Senior Manager Investor Relations      Senior External Relations Manager
Telephone: +44 20 7992 1938            Telephone: +852 2822 4929

Chicago                                Paris
Lisa Sodeika                           Chantal Nedjib
Executive Vice President,              Managing Director, Corporate Communications
Corporate Affairs                      Telephone: +33 1 40 70 7729
Telephone: +1 847 564 6394

Linda Recupero                         Gilberte Lombard
Executive Vice President,              Investor Relations Director
Group Public Affairs                   Telephone: +33 1 40 70 2257
Telephone: +1 212 525 3800



An interview with Michael Geoghegan, Group Chief Executive, and Douglas Flint, Group Finance Director, is now available in video/audio and text on www.hsbc.com and www.cantos.com


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  30 July 2007